File No. 812-15627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER OF

EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND

RULE 22c-1 UNDER THE ACT, AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN

ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

NATIXIS FUNDS TRUST I

NATIXIS FUNDS TRUST II

NATIXIS FUNDS TRUST IV

GATEWAY TRUST

LOOMIS SAYLES FUNDS I

LOOMIS SAYLES FUNDS II

NATIXIS ETF TRUST

NATIXIS ETF TRUST II

NATIXIS ADVISORS, LLC

LOOMIS, SAYLES & COMPANY, L.P.

AEW CAPITAL MANAGEMENT, L.P.

GATEWAY INVESTMENT ADVISERS, LLC

MIROVA US LLC

HARRIS ASSOCIATES L.P.

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

888 Boylston Street

Boston, MA 02199

Please direct all communications regarding this Application to:

Susan McWhan Tobin, Esq.

888 Boylston Street

Boston, MA 02199

With copies to:

Jessica L. Reece Ropes & Gray LLP 800 Boylston Street Boston, MA 02199	Michael G. Doherty Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036

This Application (including Exhibits) contains 45 pages.

As filed with the Securities and Exchange Commission on April 17, 2025.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

NATIXIS FUNDS TRUST I

NATIXIS FUNDS TRUST II

NATIXIS FUNDS TRUST IV

GATEWAY TRUST

LOOMIS SAYLES FUNDS I

LOOMIS SAYLES FUNDS II

NATIXIS ETF TRUST

NATIXIS ETF TRUST II

NATIXIS ADVISORS, LLC

LOOMIS, SAYLES & COMPANY, L.P.

AEW CAPITAL MANAGEMENT, L.P.

GATEWAY INVESTMENT ADVISERS, LLC

MIROVA US LLC

HARRIS ASSOCIATES L.P.

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

File No. 812-15627

I.	INTRODUCTION

Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust, Loomis Sayles Funds I, Loomis Sayles Funds II, Natixis ETF Trust, and Natixis ETF Trust II (each a “Trust” and collectively, the “Trusts”), Natixis Advisors, LLC (“Natixis Advisors”), Loomis, Sayles & Company, L.P. (“Loomis Sayles”), AEW Capital Management, L.P. (“AEW”), Gateway Investment Advisers, LLC (“Gateway”), Mirova US LLC (“Mirova”), Harris Associates L.P. (“Harris Associates”), and Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson” and together with Natixis Advisors, Loomis Sayles, AEW, Gateway, Mirova, and Harris Associates, each an “Advisor” and, collectively, the “Advisors”)1 (the Trusts and Advisors are referred to collectively herein as the “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. Applicants are requesting relief with respect to existing and future series of the Trusts and any other existing or future open-end management investment companies (or series thereof) registered under the Act (each a “Fund” and, together, the “Funds”) that are advised by an Advisor.2

Applicants request an Order that would permit a Fund to offer one class of exchange-traded shares that operates as an exchange-traded fund (an “ETF Class,” and such shares, “ETF Shares”) and one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares,” and each such Fund, a “Multi-Class ETF Fund”). The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit or continue standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”) and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes (“ETF Class Relief”).

[1]

The term “Advisors” includes: (i) Natixis Advisors, Loomis Sayles, AEW, Gateway, Mirova, Harris Associates, and Vaughan Nelson; (ii) each such Advisor’s successors; and (iii) any entity controlling, controlled by or under common control with any of Natixis Advisors, Loomis Sayles, AEW, Gateway, Mirova, Harris Associates, and Vaughan Nelson or any such Advisor’s successors.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued to and redeemed by “Authorized Participants” in “Creation Units” only (each term as defined in Rule 6c-11), except with respect to the Exchange Privilege (as defined below) and as permitted by Rule 6c-11(a)(2); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11, and (iv) certain Multi-Class ETF Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, subject to the same conditions and requirements contained in Rule 6c-11.3

Pursuant to the ETF Class Relief, the Order would permit a Multi-Class ETF Fund to offer one ETF Class and one or more Mutual Fund Classes. This Multi-Class ETF Fund structure would comply with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class(es) would have different rights and obligations, as described below.

II.	APPLICANTS

A.	The Trusts

Each Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts. Each Trust is registered with the Commission as an open-end management investment company under the Act and offers shares of one or more series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the Act.

The Funds that initially would rely on the relief are separate investment portfolios of the Trusts and pursue distinct investment objectives and strategies.

B.	The Advisors

Each of Natixis Advisors, Gateway, and Mirova is organized as a limited liability company under the laws of the State of Delaware. Each of Loomis Sayles, AEW, Harris Associates, and Vaughan Nelson is organized as a limited partnership under the laws of the State of Delaware. Each Advisor is registered with the Commission as an investment advisor under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Natixis Advisors is a limited liability company owned by Natixis Investment Managers, LLC, the holding company for the North American asset management business of Natixis Investment Managers (“Natixis IM-NA”). Loomis Sayles is a limited partnership whose sole general partner, Loomis, Sayles & Company, Inc., is indirectly owned by Natixis IM-NA. AEW is a limited partnership owned by Natixis IM-NA. Gateway is a limited liability company owned by Natixis IM-NA. Mirova US is a wholly-owned subsidiary of Mirova, which is in turn a subsidiary of Natixis Investment Managers. Harris Associates is a limited partnership whose sole general partner is Harris Associates Inc., a wholly-owned subsidiary of Natixis IM-NA. Vaughan Nelson is a limited partnership owned by Natixis IM-NA. Natixis IM-NA is part of Natixis Investment Managers, an international asset management group based in Paris, France, that is in turn owned by Natixis, a French investment banking and financial services firm. Natixis is wholly owned by BPCE, France’s second largest banking group.

Any other Advisor will be registered with the Commission as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund. One or more of the Advisors serves or will serve as the investment adviser to each Fund pursuant to a fund management agreement or an investment management agreement (as applicable) between the applicable Trust, on behalf of such Fund, and the applicable Advisor. Each Advisor has or may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers with respect to particular Funds (each, a “Sub-Adviser”). Any Sub-Adviser will be registered with the Commission as an investment adviser under the Advisers Act prior to serving as the investment sub-adviser to any Fund.

[3]	As discussed in more detail below, a Multi-Class ETF Fund is not able to operate in reliance on Rule 6c-11.

III.	BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.4 In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief necessary under the Act to permit ETF operations.5 However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explains that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.6

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.7

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to the investor.

Initial Evaluation and Approval

In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of directors of the Fund (“Board”), including the Independent Trustees, will find that the written plan required by Rule 18f-3(d) (the “multiple class plan”) is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the directors will request and evaluate, and any agreement relating to the class arrangement will require an Advisor to furnish, such information as may be reasonably necessary to evaluate the multiple class plan.

To assist in the Board’s consideration of whether the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole, the Advisor shall prepare a written report in light of the specific circumstances of the Fund and the investment strategy of the Fund (“Initial Advisor Report”).

[4]

Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[5]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”)
[6]

Adopting Release at 122-123 (noting that “costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.”).

[7]	Adopting Release at 124.

The Initial Advisor Report shall contain the following:

1. A description and evaluation of the reasonably expected benefits and costs to each Class individually and the Fund as a whole, associated with the proposed multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Initial Considerations”):

a. The sources of potential cost savings and other benefits of operating a Multi-Class ETF Fund structure, such as those reasonably likely to result from economies of scale, in-kind creations and redemptions of the ETF Class shares, and the Exchange Privilege (as described below);

b. the Fund’s investment strategy and the potential for any anticipated capacity or other constraints that would limit the Fund’s ability to invest in certain assets, issuers or issues88;

c. potential consequences to the Fund and its investors of disclosing full portfolio holdings daily;

d. size of the Fund and shareholder composition (for an existing Fund);

e. anticipated shareholder interest in exchanging shares using the Exchange Privilege (for an existing Fund);

f. past (for existing Funds) and/or reasonably expected (for existing and new Funds) portfolio turnover and costs associated with portfolio transactions;

g. past (for existing Funds) and/or reasonably expected (for existing and new Funds) cash levels;

h. the extent of any unrealized capital gains/losses or carry over capital losses (for existing Funds);

i. any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, as well as possible actions to minimize the impact of any such cross-subsidization; and

j. any potential for cross-subsidization due to any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Fund;

2. A description of the Ongoing Monitoring Process (as defined below) to be used for the Fund, which will be based on the Advisors’ proposed framework for ongoing monitoring of certain metrics relevant to the Board’s oversight of the multiple class plan;

3. To the extent not already included in the Initial Considerations, a description of any material conflicts of interest that may arise in connection with operating a Multi-Class ETF Fund;

4. Other information the Advisors determine is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Fund is in the best interests of each Mutual Fund Class and ETF Class individually and the Fund as a whole; and

5. Any other information that the Board requests.

The Initial Advisor Report will assist the Fund Board in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

[8]	See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

The Advisor will create a framework for ongoing monitoring of certain metrics designed to help the Board determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class (“Ongoing Monitoring Process”). The Ongoing Monitoring Process will involve the following steps:

1. The applicable Advisor will recommend to the Board for approval the numerical thresholds, and time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds, including those relating to a Multi-Class ETF Fund’s brokerage expenses, cash levels, capital gains, as well as any other area that could reasonably identify conflicts between classes. Each of the numerical thresholds will be based on the Advisor’s review of the Multi-Class ETF Funds’ historical data relating to cash levels, brokerage expenses, capital gains and other areas, as applicable. For new Multi-Class ETF Funds without a performance history, the Advisor will be informed by existing funds that the Adviser advises, as applicable. The thresholds, including any changes thereto as described below, will be set at such levels that are reasonably designed to identify material conflicts of interest between the Mutual Fund Class(es) and the ETF Class (including disparities in costs between the Mutual Fund Class(es) and ETF Class, such as cash drag from holding cash to meet Mutual Fund Class redemption requests and realized capital gains or other tax consequences due to such requests).

2. The applicable Advisor will establish a method to monitor a Multi-Class ETF Fund’s activity to determine whether the Multi-Class ETF Fund has exceeded the established threshold in a given area.

3. The Board will approve the numerical thresholds, and the time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds.

Ongoing Monitoring Process.

As part of the Ongoing Monitoring Process approved by the Board as noted above, the Advisors will take the following steps:

1. If a Multi-Class ETF Fund exceeds an established threshold, the applicable Advisor will notify the Board promptly, and in any case, no later than within 30 days of quarter-end. The Advisor will provide the Board with a written explanation of the Advisor’s assessment of the causes of the Multi-Class ETF Fund exceeding the threshold(s).

2. The Board will decide, no later than its next regularly scheduled meeting, what, if any, remedial actions the applicable Advisor or Multi-Class ETF Fund should take. Examples of remedial actions may include: adjustments to the use of in-kind transactions or trade execution strategy to manage brokerage commissions; greater use of credit lines or other sources of cash to reduce uninvested cash; enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; adjustments to transaction fees, purchase fees and/or redemption fees; discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the Act.

Ongoing Evaluation and Oversight.

In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, evaluate the class structure of the Multi-Class ETF Fund and determine that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. To inform this evaluation and determination, the applicable Advisor will provide a written report to the Board in light of the specific circumstances of the Multi-Class ETF Fund and the investment strategy of the Multi-Class ETF Fund (“Ongoing Advisor Report”). The Ongoing Advisor Report shall contain the following:

1. A description and evaluation of any material changes to the reasonably expected benefits and costs to each Class and the Multi-Class ETF Fund as a whole, associated with the multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Ongoing Considerations”):

a. any material changes to the Initial Considerations, as applicable;

b. the level of exchanges between the Mutual Fund Class(es) and ETF Class during the prior year;

c. the average cash exposure during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

d. short- and long-term capital gains distributions during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

e. average brokerage costs as a percentage of assets under management during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

f. any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below;

g. any observed negative consequences of the ETF Class on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund;

h. any observed negative consequences of the Mutual Fund Class(es) on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund; and

i. the consequences of any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Multi-Class ETF Fund;

2. The results of the Ongoing Monitoring Process over the prior year, and any recommended changes to the thresholds, along with the reasons therefor;

3. To the extent not already included in the discussion of the Ongoing Considerations, a description of any material conflicts of interest that have arisen or may arise in connection with operating a Multi-Class ETF Fund;

4. Other information the Advisor determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Multi-Class ETF Fund continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole; and

5. Any other information that the Board requests.

The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the Multi-Class ETF Fund structure, including conflicts between the classes, that require additional Board action. The Board also will receive reports on the operations of the ETF Class, including information on trading spreads for the ETF Shares, premiums or discounts of the market prices of ETF Shares as compared to the net asset value (“NAV”) of the ETF Shares, and Authorized Participant activity. Based on this information, a majority of the directors of a Multi-Class ETF Fund, and a majority of the Independent Trustees of the Board, shall periodically, but in any case no less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.9

[9]

As required by condition 1 of this Application, a Fund would also comply with Rule 18f-4(d), which requires that, before any material amendment of a multiple class plan, a majority of the directors of a Fund, and a majority of the Independent Trustees, find that the multiple class plan as proposed to be amended, including the expense allocation, is in the best interests of each class individually and the Fund as a whole.

a.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio management costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund. This could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions require the sale of portfolio securities.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares without disrupting the Fund portfolio or their investments. At the same time, these shareholders could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund.

In addition, the ETF class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio. For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

b.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. A Fund’s portfolio may contain a large number of portfolio positions where small adjustments are made on a daily basis. To the extent that cash flows come into a fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to establish the desired portfolio exposures. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants.10

With respect to existing Funds, ETF Classes would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies. Many Funds have a well-established, strong reputation and track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the ETF Shares to investors.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs as compared to establishing a new ETF.11 As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.12

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

[10]	Adopting Release at 83.
[11]

As noted above, the Initial Advisor Report will address any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, or launching a new Fund that is a Multi-Class ETF Fund, as well as possible actions to minimize the impact of any such cross-subsidization, Possible actions could include having a new class bear its own organizational costs or subjecting such costs to an expense limitation arrangement with the Advisor.

[12]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

c.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Advisors and the Board initially and on an ongoing basis in determining whether a particular Fund should offer or continue to offer both Mutual Fund Classes and an ETF Class.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through an ETF Class. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. A portfolio manager also may engage in careful tax management through portfolio transactions, and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, share class ETFs do not provide daily portfolio transparency.1313 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and consistent with the requirements of Rule 6c-11, Applicants will publish the Fund portfolio on a daily basis. As with existing fully transparent active ETFs, the Advisors believe that full portfolio transparency could be provided for certain Funds without significant adverse consequences to shareholders.

As reflected above, the Advisors and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed terms and conditions to the relief that will ensure that the Advisors and the Board focus on these issues on an initial and ongoing basis. Applicants also will take appropriate Disclosure Steps (defined below) to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

[13]	Adopting Release at footnote 433.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same requirements contained in Rule 6c-11.1414 Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Multi-Class ETF Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Multi-Class ETF Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class. Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the Act. In particular, any exchange would occur at the relative net asset values of the respective share classes. To the extent a Multi-Class ETF Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act. A Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Multi-Class ETF Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Multi-Class ETF Fund through the Exchange Privilege may not satisfy this definition. Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Multi-Class ETF Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

[14]

Applicants note that the requirements of Rule 6c-11 include the condition that the portfolio holdings that form the basis for the ETF’s next calculation of current net asset value per share must be the ETF’s portfolio holdings as of the close of business on the prior business day. As a result, a Multi-Class ETF Fund would not include changes in portfolio holdings in the next calculation of current net asset value on a T+0 basis.

1.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and redeem ETF Shares in Creation Units only.15

2.	Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

[15]

In light of the relief requested from Section 2(a)(32) and the fact that Mutual Fund Shares are individually redeemable, Applicants note that Multi-Class ETF Funds would meet the definition of an “open-end company” contained in Section 5(a)(1) of the Act. However, out of an abundance of caution, Applicants are seeking relief from Section 5(a)(1) to clarify that a Fund with an ETF Class is an open-end investment company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Multi-Class ETF Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

b.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer ETF Classes.

1.	Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.16 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.1717 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, any Exchange Privilege generally will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Multi-Class ETF Fund except in unusual situations as noted above). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multi-Class ETF Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Multi-Class ETF Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be

[16]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[17]	See supra footnote 12.

the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Multi-Class ETF Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be prior to the payment date for ETF Shares.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed - i.e., excessive leverage, conflicts of interest, and investor confusion.

A. Leverage. The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

B. Conflicts of Interest. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Multi-Class ETF Funds will comply with these voting and allocation provisions. For the reasons stated below and considering the representations and conditions discussed elsewhere in the Application, Applicants believe the requested relief, and the proposed representations and conditions, sufficiently protect against the potential conflicts of interest that are raised in a Multi-Class ETF Fund structure when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i) Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates. The ex-dividend date will be the same for all classes of a Multi-Class ETF Fund, and the Multi-Class ETF Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash payment date for Mutual Fund Shares is expected to be one or more business days before the cash payment date for ETF Shares. To avoid a potential conflict from the situation where the dividends to be paid to the ETF Class remain invested for the benefit of the entire Multi-Class ETF Fund, the cash held to pay dividends would be held in a custodial account and would not be invested outside of participation in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts. Applicants anticipate any earnings on such cash held to be negligible.

With respect to dividend reinvestment, shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, while shareholders in the ETF Class who wish to reinvest their dividends will not be able to reinvest their dividends until several days later, after the cash payments have been received by the ETF Class shareholders for reinvestment. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•

Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•

Section 18 does not guarantee equality of performance among different classes of the same Multi-Class ETF Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•

The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii) Potential inequitable voting power.As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Multi-Class ETF Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

(iv) Cross-Subsidization.

As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Multi-Class ETF Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes, and Applicants will consider it as such under the monitoring, evaluation, oversight and approval processes described in the Application. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Multi-Class ETF Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Multi-Class ETF Fund as a general matter, a benefit that would be shared by all Multi-Class ETF Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multiple class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class. However, in light of the Commission concerns, Applicants propose terms and conditions to the requested relief that will help ensure that the Advisors and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, , Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the Multi-Class ETF Fund structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

C. Investor Confusion. With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion. At the outset, Applicants believe the potential for confusion is limited. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade. As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.18 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.19 Applicants also believe that it is unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, “Disclosure Steps”), including:

•

Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the applicable Advisor, indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Multi-Class ETF Fund’s ETF Shares and Mutual Fund Shares.

•

Prominent disclosure that the Multi-Class ETF Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that the Multi-Class ETF Fund offers an ETF Class, and each ETF Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.

•

Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multi-Class ETF Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•

Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Multi-Class ETF Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•

No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•

Disclosure regarding dividends. The prospectus for each Multi-Class ETF Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

•	Educational material. The Advisors will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.

[18]	Adopting Release at 116.
[19]	Adopting Release at 124.

•

Disclosure of relief and risks. For each Multi-Class ETF Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application

Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares. Investors therefore will be able to assess whether they wish to invest in the Multi-Class ETF Fund, and through which type of class.

c. Precedent

As noted above, the Commission has granted the requested relief on four previous occasions.20 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Advisors and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis, as required by the new conditions. In addition, a new condition will require shareholders to be fully informed of the characteristics of a Multi-Class ETF Fund’s multi-class structure.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

A Multi-Class ETF Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.

2.

A Multi-Class ETF Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the directors of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

3.

To assist in the initial Board consideration of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the applicable Advisor shall prepare and deliver to the Board the Initial Advisor Report as described in the Application. The Initial Advisor Report will assist the Board in its finding pursuant to Condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

4.

The applicable Advisor will establish the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.

5.

The Board of the Multi-Class ETF Fund periodically, but no less frequently than annually, will evaluate the multiple class plan of the Multi-Class ETF Fund. A majority of the directors of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

6.

To inform this periodic evaluation, the applicable Advisor shall prepare and deliver to the Board of the Multi-Class ETF Fund the Ongoing Advisor Report as described in the Application. The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the multi-class structure, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.

7.	Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the Application.

8.

In addition to complying with Rule 6c-11(d) under the Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any document created pursuant to the requirements in Conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.

9.

The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the Act that provides relief permitting the operation of a Multi-Class ETF Fund structure.

VIII.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations required by Rule 0-2(c) under the Act as Exhibits A-1 through A-15 to this Application. Applicants have also attached the verifications required by Rule 0-2(d) under the Act as Exhibits B-1 through B-7 to this Application.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Applicants have caused this Application to be duly signed on their behalf on April 16, 2025.

[Signatures Appear on the Following Page]

SIGNATURES

NATIXIS FUNDS TRUST I	NATIXIS FUNDS TRUST II

/s/ David L. Giunta .	/s/ David L. Giunta .
Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025	Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025

NATIXIS FUNDS TRUST IV	LOOMIS SAYLES FUNDS I

/s/ David L. Giunta .	/s/ Kevin P. Charleston .
Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025	Name: Kevin P. Charleston Title: President and Chief Executive Officer Date: April 16, 2025

LOOMIS SAYLES FUNDS II	GATEWAY TRUST

/s/ David L. Giunta .	/s/ David L. Giunta .
Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025	Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025

NATIXIS ETF TRUST	NATIXIS ETF TRUST II

/s/ David L. Giunta .	/s/ David L. Giunta .
Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025	Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025

NATIXIS ADVISORS, LLC	LOOMIS, SAYLES & COMPANY, L.P.

/s/ David L. Giunta .	/s/ Kevin P. Charleston .
Name: David L. Giunta Title: President and Chief Executive Officer Date: April 16, 2025	Name: Kevin P. Charleston Title: President and Chief Executive Officer Date: April 16, 2025

AEW CAPITAL MANAGEMENT, L.P.	GATEWAY INVESTMENT ADVISERS, LLC

/s/ Jonathan Martin .	/s/ Michael T. Buckius .
Name: Jonathan Martin Title: Chief Executive Officer Date: April 16, 2025	Name: Michael T. Buckius Title: Chief Executive Officer Date: April 16, 2025

MIROVA US LLC	HARRIS ASSOCIATES L.P.

/s/ Zineb Bennani .	/s/ Christopher W. Keller .
Name: Zineb Bennani Title: Chief Executive Officer Date: April 16, 2025	Name: Christopher W. Keller Title: President Date: April 16, 2025

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

/s/ Chris Wallis .
Name: Chris Wallis Title: Chief Executive Officer Date: April 16, 2025

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-15	Authorizations
Exhibits B-1 through B-7	Verifications

EXHIBIT A-1

AUTHORIZATIONS

NATIXIS FUNDS TRUST I

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Natixis Funds Trust I (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Natixis Funds Trust I on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Natixis Funds Trust I (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-2

NATIXIS FUNDS TRUST II

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Natixis Funds Trust II (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Natixis Funds Trust II on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Natixis Funds Trust II (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-3

NATIXIS FUNDS TRUST IV

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Natixis Funds Trust IV (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Natixis Funds Trust IV on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Natixis Funds Trust IV (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-4

LOOMIS SAYLES FUNDS I

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Kevin P. Charleston, in his capacity as President and Chief Executive Officer of Loomis Sayles Funds I (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Loomis Sayles Funds I on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Loomis Sayles Funds I (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ Kevin P. Charleston
Name: Kevin P. Charleston
Date: April 16, 2025

EXHIBIT A-5

LOOMIS SAYLES FUNDS II

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Loomis Sayles Funds II (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Loomis Sayles Funds II on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Loomis Sayles Funds II (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-6

GATEWAY TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Gateway Trust (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President and Chief Executive Officer of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of Gateway Trust on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Gateway Trust (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded fund shares in addition to classes of shares that are not exchange-traded; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-7

NATIXIS ETF TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Natixis ETF Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application by the Trust have been taken, and that he is authorized to sign and file this Application on behalf of the Trust pursuant to his general authority as President and Chief Executive Officer of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Natixis ETF Trust (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer one or more classes of non-exchange-traded mutual fund shares in addition to a class of shares that are exchange traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer one or more classes of mutual fund shares in addition to a class of exchange-traded fund shares; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT A-8

NATIXIS ETF TRUST II

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta, in his capacity as President and Chief Executive Officer of Natixis ETF Trust II (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application by the Trust have been taken, and that he is authorized to sign and file this Application on behalf of the Trust pursuant to his general authority as President and Chief Executive Officer of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on September 12, 2024:

WHEREAS:	based on information provided by management, the Board of Trustees (the “Board”) of Natixis ETF Trust II (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow series of the Trust to offer one or more classes of non-exchange-traded mutual fund shares in addition to a class of shares that are exchange traded.

NOW, THEREFORE, BE IT:

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer one or more classes of mutual fund shares in addition to a class of exchange-traded fund shares; and

RESOLVED:	that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ David L. Giunta
Name:	David L. Giunta
Date:	April 16, 2025

EXHIBIT A-9

NATIXIS ADVISORS, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, David L. Giunta states that all actions necessary to authorize the execution and filing of this Application by Natixis Advisors, LLC (the “Applicant”) have been taken and that, as President and Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ David L. Giunta
Name:	David L. Giunta
Date:	April 16, 2025

EXHIBIT A-10

LOOMIS, SAYLES & COMPANY, L.P.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Kevin P. Charleston states that all actions necessary to authorize the execution and filing of this Application by Loomis, Sayles & Company, L.P. (the “Applicant”) have been taken and that, as President and Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Kevin P. Charleston
Name:	Kevin P. Charleston
Date:	April 16, 2025

EXHIBIT A-11

AEW CAPITAL MANAGEMENT, L.P.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Jonathan Martin states that all actions necessary to authorize the execution and filing of this Application by AEW Capital Management, L.P. (the “Applicant”) have been taken and that, as Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Jonathan Martin
Name:	Jonathan Martin
Date:	April 16, 2025

EXHIBIT A-12

GATEWAY INVESTMENT ADVISERS, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Michael T. Buckius states that all actions necessary to authorize the execution and filing of this Application by Gateway Investment Advisers, LLC (the “Applicant”) have been taken and that, as Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Michael T. Buckius
Name:	Michael T. Buckius
Date:	April 16, 2025

EXHIBIT A-13

MIROVA US LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Zineb Bennani states that all actions necessary to authorize the execution and filing of this Application by Mirova US, LLC (the “Applicant”) have been taken and that, as Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Zineb Bennani
Name:	Zineb Bennani
Date:	April 16, 2025

EXHIBIT A-14

HARRIS ASSOCIATES L.P.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Christopher W. Keller states that all actions necessary to authorize the execution and filing of this Application by Harris Associates L.P. (the “Applicant”) have been taken and that, as President of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Christopher W. Keller
Name:	Christopher W. Keller
Date:	April 16, 2025

EXHIBIT A-15

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Chris Wallis states that all actions necessary to authorize the execution and filing of this Application by Vaughan Nelson Investment Management, L.P. (the “Applicant”) have been taken and that, as Chief Executive Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Chris Wallis
Name:	Chris Wallis
Date:	April 16, 2025

EXHIBIT B-1

VERIFICATION

NATIXIS FUNDS TRUST I

NATIXIS FUNDS TRUST II

NATIXIS FUNDS TRUST IV

LOOMIS SAYLES FUNDS II

GATEWAY TRUST

NATIXIS ADVISORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of each of Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Loomis Sayles Funds II, Gateway Trust, and Natixis Advisors, LLC (each, an “Applicant” and, together, the “Applicants”), that he is President and Chief Executive Officer of each of the Applicants, and, as such, is authorized to sign the Application on each Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David L. Giunta
Name: David L. Giunta
Date: April 16, 2025

EXHIBIT B-2

LOOMIS SAYLES FUNDS I

LOOMIS, SAYLES & COMPANY, L.P.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of each of Loomis Sayles Funds I and Loomis, Sayles & Company, L.P. (each, an “Applicant” and, together, the “Applicants”), that he is President and Chief Executive Officer of each of the Applicants, and, as such, is authorized to sign the Application on each Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kevin P. Charleston
Name: Kevin P. Charleston
Date: April 16, 2025

EXHIBIT B-3

AEW CAPITAL MANAGEMENT, L.P.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of AEW Capital Management, L.P. (the “Applicant”), that he is Chief Executive Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan Martin
Name: Jonathan Martin
Date: April 16, 2025

EXHIBIT B-4

GATEWAY INVESTMENT ADVISERS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Gateway Investment Advisers, LLC (the “Applicant”), that he is Chief Executive Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael T. Buckius
Name: Michael T. Buckius
Date: April 16, 2025

EXHIBIT B-5

MIROVA US LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Mirova US LLC (the “Applicant”), that he is Chief Executive Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Zineb Bennani
Name: Zineb Bennani
Date: April 16, 2025

EXHIBIT B-6

HARRIS ASSOCIATES L.P.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Harris Associates L.P. (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher W. Keller
Name: Christopher W. Keller
Date: April 16, 2025

EXHIBIT B-7

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Vaughan Nelson Investment Management, L.P. (the “Applicant”), that he is Chief Executive Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Chris Wallis
Name: Chris Wallis
Date: April 16, 2025